51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Tower One Wireless Corp. (the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2  Date of Material Change

April 30, 2020.

Item 3  News Release

The news release dated April 30, 2020 was disseminated via Baystreet and Stockwatch.

Item 4  Summary of Material Change

On April 30, 2020, the Company announced the issuance of 714,286 common shares of the Company at a deemed price of $0.07 per share to and KW Capital Partners Ltd. pursuant to a Settlement and Release Agreement with Plazacorp Investments Limited and KW Capital Partners Ltd. (together, the “Creditors”) dated May 16, 2019, as amended (the “Settlement Agreement”).

Item 5  Full Description of Material Change

On April 30, 2020, the Company announced the issuance of 714,286 common shares of the Company at a deemed price of $0.07 per share to and KW Capital Partners Ltd. pursuant to a Settlement Agreement with certain Creditors dated May 16, 2019, as amended,

The Settlement Agreement was entered into to address certain outstanding obligations of the Company relating to secured convertible debentures and warrants issued to the Creditors on June 12, 2018, as amended.

The shares are subject to a restricted period of four months and one day.

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Santiago Rossi, Chief Financial Officer
Telephone: 1-917-546-3016

Item 9  Date of Report

May 1, 2020